July 21, 2011

Mr. J. Kent Masters

Subject:  Job Offer to Mr. J. Kent Masters

Dear Mr. Masters,

FOSTER WHEELER INC., a Delaware corporation (the “Company”), is pleased to make you an offer to render exclusive and full-time services to the Company in the capacity of Chief Executive Officer of Foster Wheeler AG (the “Parent”) and to perform such other duties (including service as a director or officer of any affiliates of the Company if elected) as may be assigned by the Board of Directors of the Parent (the “Board”).

The Company reserves the right to transfer your employment to another affiliated entity of the Company.

This offer, and your employment by the Company, is contingent upon the successful conclusion of a reference and background check.  Further, this offer is contingent upon you commencing your employment with the Company no later than October 1, 2011.  If you do not commence your employment by October 1, 2011, this offer, even if you have signed it, will be null and void, and you will be not be entitled to any of the compensation or benefits provided herein, unless the Company, in its sole discretion, agrees in writing to a later commencement date.

Should you accept this job offer and commence employment with us, your employment would be governed by the following terms:

1.
Term:  The term of your employment under this offer (the “Term”) shall commence on a mutually agreed date not later than October 1, 2011 (the “Effective Date”) for an initial period of three (3) years from the Effective Date.  On each anniversary of the Effective Date commencing with the third anniversary, the Term will automatically extend for one year unless either party notifies the other of its intent not to renew the Term at least 180 days prior to the anniversary.

2.
Title and Duties:  Your title shall be Chief Executive Officer, or such other titles of at least equivalent level consistent with your duties from time to time as may be assigned to you by the Board and you shall have all authorities as are customarily and ordinarily exercised by executives in similar position in similar businesses.  You shall report solely to the Board.

The duties to be performed by you shall be performed primarily at Foster Wheeler Management AG (“FWMAG”) offices in Geneva, Switzerland or such other location in Switzerland as the Company may request, subject to reasonable travel requirements consistent with the nature of your duties from time to time on behalf of the Company. You shall keep a residence within reasonable daily commute of the Geneva, Switzerland area, or such other location in Switzerland as Company may request, throughout the Term.

3.
Sign-On Equity Grant:  If you provide your current employer with notice of your resignation on or before May 27, 2011 and commence employment with the Company on or before October 1, 2011, you will receive restricted stock units which will be payable in registered shares of Parent (“Shares”) with an economic value as of the grant date equal to approximately Four Million Five Hundred Thousand United States Dollars (US$4,500,000).  All of such restricted stock units will be granted on the first open trading window subsequent to the Effective Date on which it is practical to make such a grant.  One third of the restricted stock units shall vest on each of the first three anniversaries of the grant date, provided that you are still employed on each such date, and provided further that if your employment is terminated by the Company without Cause, or by you for Good Reason (as both such terms are defined in Section 13), the restricted stock units shall vest in full on the date of termination.  The restricted stock units will otherwise be governed by all provisions of the Foster Wheeler AG Omnibus Incentive Plan (the “Omnibus Plan”).  The actual number of restricted stock units to be granted to you will be determined in accordance with the valuation methodology described in paragraph 6 below.

4.
Base Salary: You will receive a gross annual salary, payable in arrears, of One Million Fifty Thousand United States Dollars (US$1,050,000) to be paid in accordance with the Company’s normal payroll schedule for senior executives (the “Base Salary”).  Your Base Salary will be subject to review from time to time in accordance with the Company’s policy for the review of senior executive compensation.

5.
Short-Term Incentive (STI):  You shall be eligible to participate, as determined by the Board and/or its Compensation Committee (the “Committee”) as necessary or appropriate to comply with Company policy, applicable law, or exchange listing requirements, in Parent’s annual STI program as in effect from time to time for senior executives of the Parent. The current short-term incentive plan in operation is the Foster Wheeler Annual Executive Short Term Incentive Plan.  You shall be eligible for an annual STI at a target opportunity of one hundred and ten percent (110%) of Base Salary (up to a maximum opportunity of two hundred twenty percent (220%) of Base Salary) based on achievement of certain objectives established in advance by the Board and/or the Committee as necessary or appropriate to comply with Company policy, applicable law, or exchange listing requirements.  The actual amount of STI shall be determined by and in accordance with terms of Parent’s then-current STI program and you shall have no absolute right to STI in any year.  The annual STI for 2011 will be prorated from the Effective Date.

6.
Long-Term Incentive (LTI): You shall be eligible for annual equity awards, as determined by the Board, under the Parent’s equity or LTI award plan covering senior executives, as in effect from time to time.  The LTI plan presently in place is the Omnibus Plan.  The actual amount of any LTI awards shall be determined by and in accordance with the terms of the then-current LTI plan, the Board and/or the Committee in its absolute discretion, and you shall have no absolute right to an LTI award in any year subsequent to 2011, except as otherwise provided in the last paragraph of this Section 6.  For 2011, you will receive the LTI grants described below, under and in accordance with the terms of the Omnibus Plan.  Such grants will be made at the same time as the sign-on equity grant describe in paragraph 3, and the number of restricted stock units and stock options will be determined using the methodology for valuing restricted stock units and options that has been approved and adopted by the Committee.

a.
Restricted Stock Unit Grant:  A grant of a number of restricted stock units that will be payable in Shares with an economic value as of the grant date equal to approximately One Million Seven Hundred Twenty Thousand United States Dollars (US$1,720,000).

b.
Stock Option Grant:  A grant of a number of nonqualified stock options to purchase shares of Shares with an economic value as of the grant date equal to approximately One Million Two Hundred Ninety Thousand United States Dollars (US$1,290,000).  The exercise price will be equal to the greater of fair market value of a Share or par value of a Share as defined under the terms of the Omnibus Plan on the grant date.

c.
Restricted Stock Unit with Performance Goals Grant:  A grant of a number of restricted stock units with performance goals which will be payable in Shares with an economic value as on the Grant Date equal to approximately One Million Two Hundred Thousand Ninety United States Dollars (US$1,290,000).

d.
Vesting and Settlement:  One third of the Restricted Stock Unit Grant and the Stock Option Grant shall vest on the first, second, and third anniversaries of the grant date, provided that you are still employed on such dates. The Restricted Stock Unit with Performance Goals Grant will vest on the later of the third anniversary of the grant date and the date upon which the applicable performance criteria are certified to have been met, provided in either case that you are still employed on such date.

Your LTI grants for future years shall be determined under the terms of the LTI plan; provided that the total economic value of your LTI grants for 2012, calculated as described above, shall not be less than Four Million Three Hundred Thousand United States Dollars (US$4,300,000), multiplied by a fraction, the numerator of which is the number of days from the Effective Date through the date of the 2012 LTI grants and the denominator of which is 365, and the total economic value of your LTI grants for 2013, calculated as described above, shall not be less than Four Million Three Hundred Thousand United States Dollars (US$4,300,000).  You will be subject to the Share Ownership Guidelines as per the Company policy.

7.
Housing Allowance:  You will receive a net monthly housing allowance of Twenty Thousand Swiss Francs (CHF 20,000) per month during the initial three year Term, to be revised in accordance with Company policy at the time if the Term is extended beyond the initial three years.

8.
Employee Retirement and Health and Welfare plans:  During the Term, you shall be entitled to participate in those defined contribution, group insurance, medical, dental, disability and other benefit plans of the Company as from time to time in effect on a basis no less favorable than any other senior executive of Parent.

9.
Perquisites; Executive Cooperation:  During the Term, you shall be provided by the Company an automobile, based upon the current Company policy or practice with regards to other senior executives of Parent.  Should the Company so elect, you will cooperate in assisting the Company in obtaining key man life insurance policy on your life, the beneficiary of which shall be the Company, including completing all necessary application materials and submitting to one or more physical examinations with the physician of the Company’s choice.

10.
Relocation:  The relocation of you, your family, and belongings to the Geneva, Switzerland area will be in accordance with Company’s usual Employee Relocation Policy and practices for senior executives of Parent.  If your employment is terminated by the Company for any reason other than for Cause (as defined below), the Company shall bear the reasonable costs associated with repatriation to the US.  You will receive a one-time net relocation allowance of Thirty Thousand Swiss Francs (CHF 30,000).

11.	Vacation: During the Term, you shall be entitled to twenty-five (25) days of vacation per year. You shall be entitled to carry over up to five (5) days of unused vacation to the next year.

12.
Confidential Information, Non-Competition, Non-Solicitation and Intellectual Property:  The Company’s Confidential Information, Non-Competition, Non-Solicitation and Intellectual Property Policies are attached hereto and incorporated herein as Exhibit A.  By executing this offer, you expressly agree that you will be bound by and subject to such policies during the Term and thereafter, as set forth in Exhibit A, or as such policies may be subsequently modified and made applicable to other senior executives of Parent.

13.	Termination: Your employment and the Term shall terminate immediately upon the occurrence of any of the following:

a.	Death;

b.
Disability:  the physical or mental disability of you, whether totally or partially, such that with or without reasonable accommodation you are unable to perform your material duties, for a period not less than one hundred and eighty (180) consecutive days;

c.
For Cause By the Company:  notice of termination for “Cause.”  As used herein, “Cause” means: (A) conviction of a felony; (B) actual or attempted theft or embezzlement of Company or Parent assets; (C) use of illegal drugs; (D) material breach of this offer that you have not cured within thirty (30) days after the Company has provided you notice of the material breach which shall be given within sixty (60) days of the Company's knowledge of the occurrence of the material breach; (E) commission of an act of moral turpitude that in the judgment of the Company can reasonably be expected to have an adverse effect on the business, reputation or financial situation of the Company and/or the Parent and/or the ability of you to perform your duties; (F) gross negligence or willful misconduct in performance of your duties; (G) breach of fiduciary duty to the Company or Company’s affiliates; (H) willful refusal to perform the duties of your titled position; or (I) a material violation of the Foster Wheeler Code of Business Conduct and Ethics.

d.
For Good Reason by You: You may resign from your position for Good Reason.  As used herein, “Good Reason” means a material negative change in your employment relationship without your consent, as evidence by the occurrence of any of the following:

i.	material diminution in your title, duties, responsibility or authority;

ii.	reduction of Base Salary and benefits except for across-the-board changes for senior executives of Parent;

iii.	exclusion from executive benefit/compensation plans that result in material diminution of your total compensation or bonus opportunities;

iv.	a material change in geographical location at which you must perform your services, which shall be defined as any such relocation outside of Switzerland; or

v.	material breach of this offer by the Company.

For each event described above, you must notify the Company within ninety (90) days of the occurrence of the event and the Company shall have thirty (30) days after receiving such notice in which to cure.  If the Company fails to cure, your resignation shall not be considered for Good Reason unless you resign not later than sixty (60) days after the end of the cure period.

e.
Without Cause by the Company:  The Company may terminate your employment ninety (90) days following written notice of termination without cause given by the Company and, in such event, the Term shall terminate.  During such ninety (90) days’ notice period, the Company may require that you cease performing some or all of your duties and/or not be present at the Company’s or its affiliates’ offices and/or other facilities.

f.
Without Good Reason by You.  You may resign your employment without Good Reason ninety (90) days following written notice of resignation.  Upon receipt of such notice, the Company may waive all or any portion of such ninety (90) day notice period and terminate your employment without affecting the status of the termination as a resignation by you.

g.	Definition of Termination Date: The date upon which your employment and the Term terminate shall be your “Termination Date” for all purposes of this offer.

h.
Entitlements Upon Termination For Any Reason:  Following any termination of your employment, the Company shall pay or provide to you, or your estate or beneficiary, as the case may be, the following amounts (the “Accrued Obligations”):

i.	Base Salary earned through the Termination Date;

ii.
the balance of any awarded (i.e., the amount and payment of the specific award has been fully approved, including, where applicable, by the Committee), but as yet unpaid, STI or other incentive awards for any calendar year prior to the calendar year during which your Termination Date occurs; provided, however, if your employment is terminated by the Company for Cause, such STI or incentive award, even if awarded, shall be immediately forfeited if permitted under the law of the State of New Jersey; and

iii.
any vested, but not forfeited amounts or benefits on the Termination Date under the Company’s employee benefit plans, programs, policies, or practices in accordance with the terms thereof, including any benefit continuation or conversion rights, but not including any severance or separation pay plan or policy.

i.
Termination Payments Upon Involuntary Termination by the Company Without Cause or Voluntary Termination by You with Good Reason:  In addition to the Accrued Obligations, the Company shall pay or provide:

i.	Base Salary at the rate in effect on Termination Date and continuing for twenty-four (24) months thereafter, payable at the same intervals at which senior executives are paid.

ii.
Two (2) payments, each in an amount equal to one hundred percent (100%) of your STI at target level, the first of such payment being payable in the first year following the Termination Date at the same time the Parent pays STI to active employees pursuant to its then-current STI program (or, if no payment to its active employees is made in the relevant year, at the time that such bonuses normally would be scheduled to be paid), but in any event not later than March 15 of such year, and the second being payable at the same time in the second year following the Termination Date;

iii.
Continuation of health and welfare benefits for twenty-four (24) months following the Termination Date.  Continuation of health coverage for you and your eligible dependents shall be governed by all terms of COBRA, and shall satisfy the Company’s obligation to provide continuation coverage under COBRA, except that coverage shall be continued for twenty-four months if not otherwise terminated in accordance with COBRA, and the Company shall reimburse you for the difference between the premium normally charged under COBRA and the premium paid by active employees.

iv.	Career transition assistance by a firm selected by you and approved by the Company up to a maximum of Eight Thousand United States Dollars (US$8,000).

v.	Equity and LTI grants shall be governed by the terms of the LTI plan under which such grants were made.

In no event, however, shall you be entitled to receive the pay and benefits that the Company shall provide you pursuant to this subparagraph 13i unless you provide the Company an enforceable waiver and release agreement in a form that the Company normally requires.  Such release shall be furnished to you for your review not later than seven (7) business days following the Termination Date, and shall be executed and returned to the Company within twenty-one (21) days of receipt (or within forty-five (45) days of receipt if your separation is part of a group).  Provided you do not timely revoke the waiver and release agreement within seven (7) days after its execution, pay and benefits pursuant to this subparagraph 13i shall commence on the expiration of the revocation period, and any amounts that otherwise would have been paid to you pursuant to this subparagraph 13i before the expiration of the revocation period shall be paid to you, without interest, on the sixtieth (60th) day after the Termination Date.

14.
Change of Control Protection:  In  the event that your employment is terminated within twenty-four (24) months following a Change of Control, as defined in Exhibit B and incorporated herein by this reference, the benefits payable to you pursuant to paragraph 13 shall be modified as set forth in Exhibit B.

15.
Compliance with Code §409A:  It is the intent of the parties that all amounts payable to you pursuant to this offer, upon termination of employment or otherwise, shall either be exempt from the definition of deferred compensation subject to §409A of the Internal Revenue Code, or if not so exempt shall comply with §409A.  Certain provisions relating to §409A are set forth in Exhibit C incorporated herein by this reference.

16.
Tax Equalization:  Under the Company’s tax equalization policy, your obligation for income taxes shall not exceed the amount of income tax calculated on Base Salary, short-term annual incentive pay, and long-term incentive pay applying your home country tax rules without taking into consideration any foreign tax credit.  Such amount will be deducted from your compensation.  Should additional income taxes arise in the U.S. or Switzerland as a result of the assignment, the Company shall pay the additional tax.  You may choose, as an alternative to the U.S. tax equalization program, to be personally responsible for the Swiss income tax on your Base Salary, short-term incentive pay and long-term incentive pay.  In addition to the tax equalization on the compensation described above, you will be reimbursed for any wealth tax due in Switzerland as a result of your assignment to Switzerland.  For the avoidance of doubt, the maximum period of time during which you may be considered to be “on assignment” and, therefore, eligible for assignment-related compensation and benefits such as tax equalization is five (5) years from the Effective Date.

17.
Your Representations and Warranties:  By executing this offer and accepting employment with the Company, you represent and warrant to the Company (i) that, except for the requirement to obtain a release from your current employment agreement with Linde AG, which you are in the process of obtaining, you are not a party to any restrictive covenant or agreement that would preclude you from accepting employment with the Company and performing your duties as set forth herein, and (ii) that all of the information that you have provided to the Company in its review of you is true, correct and complete in all material respects.

18.
Governing Law: This offer shall be governed by and construed and enforced in accordance with the laws of the State of New Jersey applicable to agreements made between residents thereof and assuming such agreements are to be performed entirely in New Jersey.

19.
Complete Agreement:  This offer, when accepted by you, including the Exhibits hereto (and any plans or policies referred to herein) will constitute the complete terms of your employment by the Company and will supersede all prior discussions, agreements, and understandings between the parties.  It may be amended, or any of its provisions waived, only by a written instrument executed by both parties, or by the party against which the waiver is asserted.  Waivers shall be limited to the express terms thereof and shall not be continuing.  The parties acknowledge that this offer is the result of arm’s-length negotiations between sophisticated parties each afforded the opportunity to utilize representation by legal counsel.  Each and every provision of this offer shall be construed as though both parties participated equally in the drafting of same, and any rule of construction that a document shall be construed against the drafting party shall not be applicable.

We hope you find our offer competitive and if you do agree with the above, please sign one of the copies of this offer and return it in the enclosed envelope.

On behalf of FOSTER WHEELER, INC.

/s/ Steven J. Demetriou
Steven J. Demetriou
Chairman of the Compensation Committee
Member of the Board of Directors
Foster Wheeler AG

Accepted and Agreed to

/s/ J. Kent Masters
J. Kent Masters

Dated: July 21, 2011

EXHIBIT A

Confidential Information, Non-Competition, Non-Solicitation and Intellectual Property Policies Applicable to J. Kent Masters ( the “Executive”)

1.           Confidential Information.  During the course of Executive’s employment with the Company, the Company agrees to give Executive Confidential Information (as defined below) to which Executive did not previously have access.  This Confidential Information is vital to the Company’s and the Company’s affiliates’ continued ability to compete in the industry and thus is critical to its continued profitability.  The Executive acknowledges that the Executive’s services will be unique, that they will involve the development of Company-subsidized relationships with key customers, suppliers, and service providers as well as with key Company employees and that the Executive’s work for the Company will give the Executive access to Confidential Information. The Executive further acknowledges that all Confidential Information is of a confidential and proprietary character and of great value to the Company and its subsidiaries and affiliates.  “Confidential Information” as used in this policy means information regarding the Company, its subsidiaries, and its affiliates that is not available to the public or competitors of the Company, its subsidiaries, and affiliates, including without limit (a) trade secrets and confidential marketing, sales, product research and development, engineering, technical, and design, financial, and business process information of the Company or its affiliates or subsidiaries and (b) other data and information which it would be impracticable for the Company to effectively protect and preserve in the absence of this policy and the disclosure or misappropriation of which could materially adversely affect the Company.  As time passes, the Company will give Executive access to newly created Confidential Information.  Further, though Executive may from time to time assist the Company in developing such Confidential Information, it will remain the sole property of the Company.  All this Confidential Information is important because, among other things, it is unknown to the Company’s competitors, thus they are unable to use it to compete with the Company.  Accordingly, this Confidential Information creates a competitive advantage for the Company and is economically valuable.  The Company only agrees to give Executive this highly valuable Confidential Information in reliance on Executive’s promise not to use or disclose it as set forth below.  Accordingly, and as a material condition of Executive’s offer of employment, the Executive agrees:

(a)
except in the course of performing the Executive’s duties provided for in the Company’s job offer letter to the Executive, not at any time, whether before, during or after the Executive’s employment with the Company, to divulge to any other entity or person any Confidential Information acquired by the Executive.  The foregoing prohibitions shall include, without limitation, directly or indirectly publishing (or causing, participating in, assisting or providing any statement, opinion or information in connection with the publication of) any diary, memoir, letter, story, photograph, interview, article, essay, account or description (whether fictionalized or not) concerning or containing any Confidential Information, publication being deemed to include any presentation or reproduction of any written, verbal or visual material in any communication medium, including any book, magazine, newspaper, theatrical production or movie, or television or radio programming or commercial.  In the event that the Executive is requested or required to make disclosure of Confidential Information under any court order, subpoena or other judicial process, then, except as prohibited by law, the Executive will promptly notify the Company, take all reasonable steps requested by the Company to defend against the compulsory disclosure and permit the Company to control with counsel of its choice any proceeding relating to the compulsory disclosure; and

(b)
to deliver promptly to the Company on termination of the Executive’s employment with the Company, or at any time that the Company may so request, all Confidential Information and all confidential memoranda, notes, records, reports, manuals, drawings, software, electronic/digital media records, blueprints and other documents (and all copies thereof) relating to the Company’s (and its subsidiaries’ and affiliates’) business and all property associated therewith, which the Executive may then possess or have under the Executive’s control.

2.           Company Protections.  In consideration of the Company’s employment offer letter and Executive’s acceptance of the offer including the Company’s promise to give Executive Confidential Information to which Executive did not previously have access and to enforce Executive’s promise not to disclose such Confidential Information, Executive agrees to the covenants set out in Sections 2 through 7, which covenants are ancillary to the otherwise enforceable confidentiality agreement between the Company and Executive described in Section 1 above.  Executive agrees that at all times during the Term of the Executive’s employment by the Company and for twenty-four (24) months thereafter, the Executive shall not, directly or indirectly, for Executive or on behalf of or in conjunction with, any other person, company, partnership, corporation, business, group, or other entity (each, for all purposes of Sections 2 through 7 a “Person”):

(a)
Non-Competition:  engage in any activity for or on behalf of a Competitor, as director, employee, shareholder (excluding any such shareholding by the Executive of no more than 5% of the shares of a publicly-traded company), consultant or otherwise, which is the same as or similar to activity in which Executive engaged at any time during the last two (2) years of employment by the Company or an affiliate of the Company; or

(b)	Non-Solicitation:

i.           Of Employees:  call upon any Person who is, at such Termination Date, engaged in activity on behalf of the Company or any subsidiary or affiliate of the Company for the purpose or with the intent of enticing such Person to cease such activity on behalf of the Company or such subsidiary or affiliate; or

ii.          Of Customers:  solicit, induce, or attempt to induce any customer of the Company or any subsidiary or affiliate of the Company to cease doing business in whole or in part with or through the Company or a subsidiary or affiliate, or to do business with any Competitor.

For purposes of this policy, “Competitor” means a person or entity who or which is engaged in a material line of business conducted by the Company and/or any subsidiary or affiliate of the Company.  For purposes of this policy, “a material line of business conducted by the Company and/or any subsidiary or affiliate of the Company” means an activity of the Company and/or any subsidiary or affiliate of the Company generating gross revenues to the Company and/or any subsidiary or affiliate of the Company of more than twenty-five million dollars ($25,000,000) in the immediately preceding fiscal year of the Company.

3.           Remedies and Injunctive Relief.  If the Executive commits a breach or threatens to breach any of the provisions of Sections 1 or 2 hereof, the Company shall have the right and remedy to have the provisions of this policy specifically enforced by injunction or otherwise by any court having jurisdiction, it being acknowledged and agreed that any such breach will cause irreparable injury to the Company in addition to money damage and that money damages alone will not provide a complete or adequate remedy to the Company, it being further agreed that such right and remedy shall be in addition to, and not in lieu of, any other rights and remedies available to the Company under law or in equity, including without limitation the right to suspend or offset payment of any severance or other amounts payable to the Executive.

4.           Severability.  If any of the covenants contained in Sections 1 or 2, or any part thereof, hereafter are construed to be invalid or unenforceable, the same shall not affect the remainder of the covenant or covenants, which shall be given full effect, without regard to the invalid portions.

5.           Extension of Term of Covenants Following Violation.  The period during which the prohibitions of Section 2 are in effect shall be extended by any period or periods during which the Executive is in violation of Section 2.

6.           Blue Penciling by Court.  If any of the covenants contained in Sections 1 or 2, or any part thereof, are held to be unenforceable, the parties agree that the court making such determination shall have the power to revise or modify such provision to make it enforceable to the maximum extent permitted by applicable law and, in its revised or modified form, said provision shall then be enforceable.

7.           Blue Penciling by One Court Not to Affect Covenants in Another State.  The parties hereto intend to and hereby confer jurisdiction to enforce the covenants contained in Sections 1, 2 and 3 upon the courts of any state within the geographical scope of such covenants.  In the event that the courts of any one or more of such states shall hold such covenants wholly unenforceable by reason of the breadth of such covenants or otherwise, it is the intention of the parties’ hereto that such determination not bar or in any way affect the Company’s right to the relief provided above in the courts of any other states within the geographical scope of such covenants as to breaches of such covenants in such other respective jurisdictions, the above covenants as they relate to each state being for this purpose severable into diverse and independent covenants.

8.           Intellectual Property.  Notwithstanding and without limiting the provisions of Sections 1 through 7, the Company shall be the sole owner of all the products and proceeds of the Executive’s services hereunder, including, but not limited to, all materials, ideas, concepts, formats, suggestions, developments, arrangements, packages, programs and other intellectual properties that the Executive may acquire, obtain, develop or create in connection with or during the Term, free and clear of any claims by the Executive (or anyone claiming under the Executive) of any kind or character whatsoever (other than the Executive’s right to receive payments hereunder), the Executive shall, at the request of the Company, execute such assignments, certificates or other instruments as the Company may from time to time deem necessary or desirable to evidence, establish, maintain, perfect, protect, enforce or defend its right, title or interest in or to any such properties.

EXHIBIT B

Change of Control Provisions Applicable to J. Kent Masters ( the “Executive”)

1.           For purposes of Executive’s employment offer letter, a “Change of Control” shall mean:

(A)           The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) (for purposes of this Exhibit B, a “Person”) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of voting securities of the Parent where such acquisition causes such Person to own 20% or more of the combined voting power of the then outstanding voting securities of the Parent entitled to vote generally in the election of directors (the “Outstanding Parent Voting Securities”), provided, however, that for purposes of this subparagraph (A), the following acquisitions shall not be deemed to result in a Change of Control:  (I) any acquisition directly from the Parent or any corporation or other legal entity controlled, directly or indirectly, by the Parent, (II) any acquisition by the Parent or any corporation or other legal entity controlled, directly or indirectly, by the Parent, (III) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Parent or any corporation or other legal entity controlled, directly or indirectly, by the Parent or (IV) any acquisition by any corporation pursuant to a transaction that complies with clauses (I), (II) and (III) of subparagraph (C) below; and provided, further, that if any Person’s beneficial ownership of the Outstanding Parent Voting Securities reaches or exceeds 20% as a result of a transaction described in clauses (I) or (II) above, and such Person subsequently acquires beneficial ownership of additional voting securities of the Parent, such subsequent acquisition shall be treated as an acquisition that causes such Person to own 20% or more of the Outstanding Parent Voting Securities; or

(B)           Individuals who, as of the date hereof, constitute the Board (such individuals, the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the Parent’s shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or

(C)           The consummation of a reorganization, merger, amalgamation or consolidation or sale or other disposition of all or substantially all of the assets of the Parent (“Business Combination”), or if consummation of such Business Combination is subject to the approval of any government or governmental agency, the obtaining of such approval along with consummation of such Business Combination; excluding, however, such a Business Combination pursuant to which (I) all or substantially all of the individuals and entities who were the beneficial owners of the Outstanding Parent Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 60% of, respectively, the then outstanding shares of restricted shares and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business Combination (including, without limitation, a corporation that as a result of such transaction owns the Parent or all or substantially all of the Parent’s assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination of the Outstanding Parent Voting Securities, (II) no Person (excluding any (1) corporation owned, directly or indirectly, by the beneficial owners of the Outstanding Parent Voting Securities as described in subclause (I) immediately preceding, or (2) employee benefit plan (or related trust) of the Parent or such corporation resulting from such Business Combination, or any of their respective subsidiaries) beneficially owns, directly or indirectly, 20% or more of, respectively, the then outstanding shares of restricted shares of the corporation resulting from such Business Combination or the combined voting power of the then outstanding voting securities of such corporation except to the extent that such ownership existed prior to the Business Combination and (III) at least a majority of the members of the board of directors of the corporation resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination; or

(D)           approval by the shareholders of the Parent of a complete liquidation or dissolution of the Parent.

2.           Affiliated Company.  For purposes of this provision, “Affiliated Company” means any company, directly or indirectly, controlled by, controlling or under common control with the Parent.

3.           Change of Control Period.  For purposes of Executive’s employment offer letter, the “Change of Control Period” shall mean the period commencing on the date of a Change of Control and ending on the twenty-fourth (24th) month anniversary of such date.

4.           Termination of Employment During Change of Control Period.  Upon a termination of Executive’s employment during a Change of Control Period for any reason, the Executive shall receive the same payments and benefits that would have been payable pursuant to paragraph 13 of the employment offer letter had the termination of employment not occurred during a Change of Control Period.  In addition, if the termination of employment is by the Company without Cause, or by the Executive for Good Reason, the Executive shall receive:

(A)
An amount equal to the product of (1) one hundred percent (100%) of the Executive’s annual cash incentive bonus payment at target for the year including the Termination Date and (2) a fraction, the numerator of which is the number of days in the current fiscal year through the Termination Date, and the denominator of which is the total number of days in the fiscal year, paid in a lump sum in cash as soon as practicable following the expiration of the revocation period for the waiver and release agreement referred in paragraph 13i, but in no event later than sixty (60) days following the Termination Date.  If the terms of the STI program in effect for the fiscal year that includes the Termination Date provide for a payment to the Executive of a portion of his STI bonus for such year upon the termination of employment, the amount described in this subparagraph (A) shall be paid only to the extent it exceeds such payment.

(B)
Full and immediate vesting of all outstanding equity and/or LTI awards on the double trigger event, to the extent not otherwise provided for under the terms of the LTI plans pursuant to which such awards were granted.

Payment of such benefits shall be subject to all provisions and requirements of paragraph 13 of the employment offer letter, including without limitation the execution and nonrevocation of the waiver and release agreement described in subparagraph 13i.

5.           Excise Tax.  For avoidance of doubt, the Executive shall not be “grossed-up” or otherwise compensated or indemnified for any excise tax that may be imposed upon any payments received by the Executive that constitute “excess parachute payments” as defined in §280G and §4999 of the Internal Revenue Code (the “Code”) or any comparable law.  However, if the net amount of such parachute payments, when reduced by such excise tax (but not by any other tax), would be less than the maximum amount of parachute payments the Executive could receive without any payments being subject to such excise tax (the “threshold amount”), then the parachute payments otherwise payable to the Executive shall be reduced until the total value of all such parachute payments, as determined in accordance with the regulations promulgated under Code §280G is less than the threshold amount.  Such reduction shall be made first to all amounts payable in cash, then to all equity and/or LTI grants, and then to all welfare benefits, in each case in proportion to their values as determined under Code §280G.

EXHIBIT C

Code §409A Provisions Applicable to J. Kent Masters ( the “Executive”)

1.
It is the intent of the parties that all amounts payable to the Executive pursuant to the employment offer letter, including without limitation any amounts payable upon termination of employment pursuant to paragraph 13 or Exhibit B, either be exempt from the provisions of §409A of the Internal Revenue Code relating to nonqualified deferred compensation plans, or satisfy the requirements of §409A, so that the Executive shall not be subject to any of the adverse tax consequences imposed by §409A on payments of deferred compensation, and to the maximum extent permitted by law, the employment offer letter shall be so construed and administered.  Without limiting the generality of the foregoing, the following provisions shall apply to any amount payable to the Executive that the Company reasonably determines to be subject to §409A (a “§409A payment”).

a.	Each installment of payable to the Executive on any payroll date following a separation from service shall constitute a separate payment for purposes of §409A.

b.
If the Executive’s Termination Date does not constitute a “separation from service” as defined in §409A, Executive’s right to all §409A payments that are payable on such Termination Date shall vest and be nonforfeitable, but payment shall be deferred until the Executive incurs a separation from service (or the first day of the seventh month thereafter if subparagraph 1c applies), or the date of his death, at which time all such deferred amounts shall be paid in a lump sum, without interest.

c.
If at the time of his separation from service the Executive is a specified employee as defined in §409A, any §409A payments payable to him by reason of such separation from service shall be deferred until the first day of the seventh month following the date in which such separation from service occurs, or if earlier the date of his death, at which time at which time all such deferred amounts shall be paid in a lump sum, without interest.

d.
Any amounts payable to the Executive in kind, or as reimbursement of expenses, that constitute §409A payments, shall be paid (in the case or reimbursements) not later than the last day of the year following the year in which the reimbursable expense is incurred, the amount payable in one year shall not be affected by the amount payable in another year (except for medical payments which may be subject to a lifetime limit), and no other amount shall be paid in substitution for such amounts.

2.
If either party shall reasonably determine that any provision of the offer letter constitutes a violation of §409A, or would result in the Executive being subject to any of the adverse tax consequences imposed by §409A, the parties shall mutually negotiate in good faith to amend the offer letter to eliminate such violation in a manner that preserves to the extent possible the economic terms of the offer letter.

C-1

3.
Anything else contained herein to the contrary notwithstanding, in no event shall the Company have any obligation to gross-up, reimburse or indemnify the Executive with respect to any adverse tax consequence imposed on him by reason of §409A or any comparable provision of any federal, state or local income tax law.

C-2